UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-7062

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InnSuites Hospitality Trust
Full Name of Registrant

Former Name if Applicable

1615 E. Northern Ave., Suite 102
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InnSuites Hospitality Trust (the “Trust”) respectfully represents that due to issues required to be resolved for the preparation of its financial statements for the fiscal quarter ended July 31, 2004 associated with its application of Financial Accounting Standards Board Interpretation No. 46R (FIN 46R) requiring the consolidation of the financial results of entities that provided management and licensing services to the Trust’s hotels under contracts acquired by the Trust during the fiscal quarter ended July 31, 2004, the Trust is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2004 without unreasonable effort or expense prior to the September 14, 2004 due date.

The Trust represents that its Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date of September 14, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel T. Young	(216)	566-5500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Trust expects to report that its financial results for the fiscal quarter ended July 31, 2004 have improved as compared to its financial results for the fiscal quarter ended July 31, 2003.  The Trust currently estimates that Net Loss Attributable to Shares of Beneficial Interest will improve from $(1,004,921) to $(904,746) for the fiscal quarters ended July 31, 2003 and 2004, respectively, and that Net Loss Per Share - Basic will improve from $(0.50) per Share to $(0.26) per Share for the same respective periods.  The expected improvement in the financial performance of the Trust is primarily due to the disposal of under-performing hotels and improvements in the business and leisure travel industries.

InnSuites Hospitality Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2004	By	/s/ Anthony B. Waters
Chief Financial Officer